Exhibit 4.54

NON-REVOLVING CREDIT FACILITY
AGREEMENT NO. 9152

Moscow	December 17, 2002

Sberegatelny Bank of the Russian Federation, a joint-stock commercial bank (an open joint-stock company), hereinafter referred to as the “Creditor”, in the person of its First Deputy Chairman of the Management Board, Ms. Alla K. Alyoshkina, acting on the basis of the Charter of the Cberbank of Russia, on the one hand,

and

VimpelCom-Region, an open joint-stock company, hereinafter referred to as the “Borrower”, in the person of its General Director, Mr. Alexei Mikhailovich Mischenko, acting on the basis of the Charter, on the other hand, hereinafter collectively referred to as the “Parties”, have made this agreement (the “Agreement”) on the following:

Article 1. Subject of the Agreement

1.1

The Creditor agrees to open for the Borrower a non-revolving credit facility in the amount of up to US$ 70,000,000 (Seventy Million) for the purposes of financing expenses in connection with the regional development program for the period through August 27, 2007 with an interest rate of 13% (Thirteen percent) per annum, and the Borrower agrees to repay the loan and pay the interest to the Creditor in the amount and on the terms and conditions hereof.

Article 2. Terms and Conditions of the Loan

2.1

The Creditor shall open to the Borrower a loan account No. 45208840200140029152.

2.2

The Borrower shall pay a facility fee in the amount of 0.3% (three tenth percent) of the credit facility limit which amounts to US$ 210,000 (Two Hundred Ten Thousand US Dollars) due and payable in rubles at the rate of the Bank of Russia as of the payment date. Such amount is to be paid up-front by the Borrower to the Creditor within 8 (eight) business days after the execution hereof by the Parties.

2.3

The loan shall be made available to the Borrower after:

2.3.1

The Creditor is provided with the documents confirming the purposes for which the loan is to be used, in the form satisfactory to the Creditor, including copies of contracts (or extracts from contracts) and/or acceptance acts and/or proforma invoices and other documents requested by the Creditor. Forms of the documents confirming the intended use of the loan shall be deemed satisfactory to the Creditor unless the Creditor notifies the Borrower otherwise in writing within 5 (five) business days after the Borrower has furnished such documents;

2.3.2

Execution and provision to the Creditor of the agreements to the bank account agreements which provide that the Creditor has the right to debit without acceptance the settlement and current currency accounts of the Borrower No. 40702810800020106152 and No. 40702840100020106152 with OPERU of Sberbank of Russia.

2.3.3

The facility fee specified in Clause 2.2 above is paid;

2.3.4

Execution of the pledge agreements specified in clauses 6.2.4.2-6.2.4.4 hereof.

2.3.5

Execution by the Open Joint-Stock Company Vimpel-Communications (located at: Ul. 8 Marta, 10, bldg. 14, 127083 Moscow, Russia) (the “Guarantor”) of the guarantee agreement with the Creditor pursuant to clause 6.2.4.1 hereof under which the Guarantor’s liability under the Borrower’s obligations hereunder will be limited by US$ 36,000,000 (Thirty-six Million).

2.3.6

Execution and provision to the Creditor of agreements to the bank account agreements providing for the Creditor’s right to debit without acceptance the settlement account of the Guarantor No. 40702810138180121008 with Vernadsky OSB # 7970 of Sberbank of Russia.

2.3.7

Execution of the pledge agreement and registration of the pledge of promissory notes specified in clause 5.2.4 hereof with a pledge value of at least 448,000,000 (Four Hundred Forty-eight Million) Rubles.

2.3.8

Execution of the pledge of equipment agreement specified in clause 6.2.4.5 hereof and/or execution of the pledge agreement and registration of the pledge of promissory notes specified in clause 5.2.5 hereof. The aggregate pledge value of collateral provided hereunder shall be at least 608,000,000 (Six Hundred Eight Million) Rubles.

2.3.9

Execution of the pledge of equipment agreement specified in clause 6.2.4.5 hereof and/or execution of the pledge agreement and registration of the pledge of promissory notes specified in clause 5.2.5 hereof. The aggregate pledge value of the collateral provided hereunder shall be at least 1,043,168,000 (One Billion Forty-three Million One Hundred Sixty-eight Thousand) Rubles, including the value of the collateral provided in accordance with clause 2.3.8 hereof.

2.3.10

Execution of the pledge agreement and registration of the pledge of promissory notes specified in clause 6.2.4.6 hereof with a pledge value of at least 476,800,000 (Four Hundred Seventy-six Thirty-five Million Eight Hundred Thousand) Rubles.

2.3.11

Execution of the pledge agreement and registration of the pledge of promissory notes specified in clause 6.2.4.6 hereof with a pledge value of at least 768,000,000 (Seven Hundred Sixty-eight Million) Rubles, including the promissory notes pledged in accordance with clause 2.3.10 hereof.

2.3.12

Execution of the pledge agreement in respect of part of the equipment specified in clause 6.2.4.5 hereof with a pledge value of at least Ruble equivalent of US$ 19,000,000 (Nineteen Million), as of the execution date of the pledge agreement/agreements, including the equipment pledged in accordance with clause 2.3.9 hereof.

2.3.13

Performance of conditions specified in clause 6.2.7 hereof.

2.4

The loan shall be disbursed by way of transfer of the funds to the current currency account of the Borrower No. 40702840100020106152 with OPERU of Sberbank of Russia on the basis of payment orders of the Borrower.

The loan shall be disbursed provided no interest payments or other payments hereunder and any other credit agreement (non-revolving credit facility agreements) made or to be made between the Creditor and the Borrower are overdue.

2.5

The Borrower shall pay to the Creditor the interest at the rate of 13% (Thirteen percent) per annum.

2.6

The interest shall be payable on the basis of the actual number of days during which the loan remains outstanding on a monthly basis on the 27th (twenty-seventh) day of each calendar month and on the final repayment date on August 27, 2007.

2.7

Any advance under the facility shall be made to the extent of the available limit of the credit facility established in clause 1.1 hereof in accordance with the following schedule:

No. of Tranche	Availability Period	Amount, US Dollars

1.	From the execution date of the Agreement to December 31, 2002	50,000,000

2.	From January 1, 2003 to April 1, 2003	20,000,000

Repayment of any part of the loan shall not increase the available balance of the credit facility.

Advances under the open tranche shall be made after full use of the tranches opened earlier hereunder.

The first tranche shall be disbursed if the conditions specified in clauses 2.3.1-2.3.6, 2.3.8, 2.3.10, 2.3.13 hereof are met.

The second tranche shall be disbursed if the conditions specified in clauses 2.3.1-2.3.13 hereof are met.

2.8

The Borrower shall pay the commitment fee in the amount of 0.5 (five tenth percent) per annum payable in Russian Rubles at the rate of the Bank of Russia as of the payment date. The commitment fee shall accrue on the undisbursed amounts of the tranche for the period starting from the first drawdown date (excluding such date) determined in clause 2.7 hereof to the last disbursement date (including such date) determined in clause 2.7 hereof.

2.9

Commitment fee shall be payable on a monthly basis on the 27th (twenty-seventh) day of each calendar month and on April 1, 2003.

2.10

The Borrower shall have the right to use the loan amount after the advance dates established in clause 2.7 hereof but not later than the date established in clause 2.12 hereof.

The Borrower shall pay to the Creditor for such right the availability fee in Rubles at the rate of the Bank of Russia as of the payment date in the amount of 0.75 (point seventy-five) percent per annum of the amount undisbursed during the tranche period starting from the final drawdown date established in clause 2.7 hereof, excluding such date, to the date of the actual drawdown, including the same.

2.11

Availability fee shall be payable on a monthly basis on the 27th (twenty-seventh) day of each calendar month and on the final availability date on April 1, 2003.

2.12

The loan is available for disbursement through April 01, 2003. If on or before April 01, 2003 the credit facility is not used by the Borrower in full, the available balance of the credit facility shall be cancelled.

2.13

The loan shall be repaid in accordance with the following schedule:

No.	Repayment Date	Payment in percentage of the outstanding loan as of the final availability date (April 01, 2003)

1.	November 27, 2004	5%

2.	February 27, 2005	5%

3.	May 27, 2005	5%

4.	August 27, 2005	5%

5.	November 27, 2005	5%

6.	February 27, 2006	10%

7.	May 27, 2006	10%

8.	August 27, 2006	11%

9.	November 27, 2006	11%

10.	February 27, 2007	11%

11.	May 27, 2007	11%

12.	August 27, 2007	11%

2.14

If upon the expiration of the availability period specified in clause 2.12 hereof the outstanding principal amount hereunder payable by the Borrower does not exceed US$ 50,000,000 (Fifty Million) the Parties will reach an additional agreement on the timing and procedures for disbursing the second tranche and provision of security specified in clauses 6.2.4.1 and 6.2.4.5 hereof.

2.15

If the Borrower fails to perform the obligations set forth in clauses 6.2.4.1 and 6.2.4.5 of the Agreement, the Borrower shall by August 1, 2003, repay the portion of the credit which is in excess of the first tranche set forth in clause 2.7 hereof, and pay the relevant commitment fee accrued as at the date of actual repayment.

The Borrower shall pay to the Creditor the early repayment fee in the amount of 0.25% (twenty-five hundredth) per cent of the portion of the loan repaid hereunder. The Borrower shall pay the early repayment fee not later than August 1, 2003, together with the early repayment of the principal due under the Agreement. Such fee shall be payable in Russian Rubles at the exchange rate established by the Bank of Russia as of the actual payment date.

As soon as such portion of the loan is repaid, the promissory notes referred to in clause 5.2.4, and the equipment referred to in clause 6.2.4.5 of the Agreement the pledge value of which exceeds the Ruble equivalent of US$ 19,000,000.00 (Nineteen Million) at the exchange rate established by the Bank of Russia as of the date of the relevant agreement, shall be released from pledge.

Article 3. Liability of the Parties

3.1

The Parties shall be liable for failure to perform or to duly perform their obligations hereunder in accordance with the applicable laws of the Russian Federation.

3.2

If the Borrower fails to timely make a payment under the loan, pay the interest, or pay the facility fee, commitment fee, availability fee, or the early repayment fee, the Borrower shall pay to the Creditor a penalty in the amount of 0.1% (one tenth percent) of the amount overdue for each day of delay in performance of the obligations starting from the date following the date on which a relevant obligation became due and payable hereunder.

The penalty for failure to timely effect the repayment of the loan or an interest payment shall be paid by the Borrower in US Dollars.

The penalty for failure to timely pay the facility fee, commitment fee, availability fee, or the early repayment fee shall be paid by the Borrower in Rubles at the official foreign currency rate established by the Bank of Russia as of the actual payment date.

Article 4. Settlement and Payment Terms

4.1

The loan shall be repaid and the interest and other payments hereunder shall be paid on the basis of the Borrower’s payment orders from its current currency account No. 40702840100020106152 with OPERU of Sberbank of Russia, and from other settlement currency and current accounts of the Borrower.

The payment orders shall separately specify the amounts of principal, interest, the commitment fee, the facility fee, the availability fee, the early repayment fee and penalties.

4.2

The date of drawdown from the Borrower’s loan account No. 45208840200140029152 shall be the date of the loan.

4.3

The date of repayment of the loan, payment of interest, penalty for failure to timely repay the loan and to timely pay the interest shall be the date on which the current currency account of the Borrower with the Creditor is debited or the date on which the funds are received at the correspondent account of the Creditor.

The date of payment by the Borrower of the facility fee, commitment fee, availability fee, or the early repayment fee and other payments hereunder shall be the date on which the current account of the Borrower with the Creditor is debited or the date on which the funds are received at the correspondent account of the Creditor.

4.4

The interest on the loan shall accrue from the date on which the indebtedness first becomes outstanding under the loan account (but excluding such date) until the date on which the loan is repaid (including such date), and in case there is a delay in repayment – until the repayment date set forth herein (including such date).

Availability fee and commitment fee shall accrue pursuant to clause 2.8 and 2.10 hereof.

4.5

The interest and the availability fee, the commitment fee and penalties shall be calculated on the basis of the actual number of calendar days within a month and a year.

4.6

The amounts received as repayment of the debt hereunder, including by way of debit without acceptance from the Borrower’s accounts and transferred by third parties, including guarantors, shall be applied, regardless of the purpose of the payment specified in the payment documents, in the following order of priority:

1)

to pay the penalties for failure to perform hereunder;

2)

to pay the overdue commitment fee;

3)

to pay the overdue availability fee;

4)

to pay the overdue interest;

5)

to pay the overdue early repayment fee;

6)

to pay the commitment fee due;

7)

to pay the availability fee due;

8)

to pay the interest due;

9)

to pay the early repayment fee due;

10)

to repay the overdue principal under the loan;

11)

to repay the principal due under the loan.

4.7

Repayment of the principal, payment of interest due and penalty for failure to timely repay the principal or to timely pay the interest in cash in Rubles received hereunder, including by way of debit by the Creditor without acceptance of the Borrower’s accounts, and those transferred by third parties, including guarantors, shall be made at the rate of sale of non-cash currency established by the Creditor as of the date of crediting of the correspondent account of the Creditor.

4.8

Payments effected by the Borrower as prepayment of the loan shall be applied to the nearest repayments of the loan established in clause 2.13 hereof pursuant to the order of priority of payments established in clause 4.6 hereof.

Article 5. Rights of the Parties

5.1.

The Creditor shall have the right to:

5.1.1

Unilaterally raise the interest rate under the Agreement and notify the Borrower accordingly without documenting such amendment in the form of additional agreement should any of the events listed below occur:

(a)

increase of the rate applicable to the term deposit for natural persons with OPERU of Sberbank of Russia for 90 (ninety) to 93 (ninety-three) calendar days;

(b)

the Central Bank of the Russian Federation makes a decision to increase the amount of the mandatory reserves of the credit institutions deposited with the Bank of Russia by more than 20% (twenty percent) over the values set as at the date of the Agreement, or as at the effective date of the latest change in the interest rate made in accordance herewith, both as a single increase or on accumulated basis;

(c)

the Bank of Russia decides to raise the refinancing rate of the Bank of Russia by more than 20% (twenty percent) over the values set as at the date of the Agreement, or as at the effective date of the latest change in the interest rate made in accordance herewith, both as a single increase or on accumulated basis;

(d)

the Government of the Russian Federation, its agencies or the Bank of Russia take measures altering significantly the position of the Parties hereunder;

(e)

amendment of the tax laws results in significant deterioration of the Creditor’s position.

The Borrower shall be notified of any change in the interest rate subject to the procedure specified in Clause 8.3. of the Agreement.

Should the Creditor raise the interest rate unilaterally, such change shall become effective on expiration of 30 calendar days from the date the Creditor gives notice to the Borrower, unless such notice specifies a later date for such change to come into effect.

The new interest rate set forth by the Creditor unilaterally shall not exceed the interest rate which was previously in effect hereunder by more than 1.3 (one and three tenth) times for a period of 150 (one hundred fifty) days from the date the Creditor gives notice to the Borrower of any change in the interest rate.

5.1.2

Unilaterally reduce the interest rate under the Agreement, including if the Bank of Russia decides to reduce the refinancing rate of the Bank of Russia and notify the Borrower accordingly without documenting such amendment in the form of additional agreement. Should the Creditor reduce the interest rate unilaterally, such change shall become effective as of the date the Borrower receives the relevant notice, unless such notice specifies a later date for such change to come into effect.

The Borrower shall be notified of any change in the interest rate subject to the procedure specified in Clause 8.3. of the Agreement.

5.1.3

Request that the Borrower submit to the Creditor the information and documents evidencing application of the loan for the designated purpose.

5.1.4

Should any payment under the loan and/or interest and/or other payments under the Agreement become overdue, debit the relevant amounts without acceptance upon crediting of the Borrower’s accounts with the Creditor for the purpose of repaying the overdue amounts and penalty.

The Creditor shall inform the Borrower in writing of any such debit without acceptance subject to the procedure specified in Clause 8.3 of the Agreement.

5.1.5

Should the funds maintained on the Borrower’s settlement accounts with the Creditor (including accounts with the Creditor’s affiliates) be insufficient to pay any facility fee, commitment fee or early repayment fee overdue, or any penalty for a delay in payment of any facility fee or commitment fee, sell foreign currency from the Borrower’s current currency accounts with the Creditor, at the exchange rate and on the terms established by the Creditor for conversion transactions as at the date of such transaction, and credit the proceeds from the sale of such currency to the Borrower’s settlement account with the Creditor.

The Creditor shall inform the Borrower in writing of any such sale of foreign currency subject to the procedure specified in Clause 8.3 of the Agreement.

5.1.6

Suspend crediting and/or request that the Borrower repay the total amount of the loan before maturity, pay the interest due, the facility fee, the commitment fee, the availability fee, the penalty, or make other payments under the Agreement as well as foreclose on the pledged property and make similar claims to the guarantor if:

a)

the Borrower fails to perform or unduly performs its obligations under the Agreement relating to the repayment of the loan, and/or payment of interest, and/or facility fee and/or commitment fee and/or availability fee, if such failure to perform or improper performance is not remedied within 7 (seven) calendar days;

b)

the Borrower fails to perform or unduly performs its obligations relating to the repayment of the loan, and/or payment of interest, and/or facility fee and/or commitment fee and/or availability fee under other credit agreements (non-revolving credit facility agreements) which are executed or may be executed by the Borrower and the Creditor during the term hereof resulting in a demand made against the Borrower to repay the loan and make other payments thereunder before their maturity;

c)

the loan security is lost or its terms deteriorate due to the circumstances beyond the Creditor’s control, subject to clause 6.2.4.7 hereof

d)

the Borrower uses the loan for other than the intended purpose;

e)

the Borrower fails to comply with its reporting obligations under clause 6.2.5 of the Agreement, unless such failure is remedied within 10 (ten) business days from the date the relevant written request is received from the Creditor;

f)

pursuant to Article 46 of Federal Law “On Insolvency (Bankruptcy)” in the course of preparing a case on recognizing the Borrower as insolvent (bankrupt), the arbitration court acting pursuant to the current laws makes a ruling on the results of examination of the validity of Borrower’s objections. In this case, the amount of the creditor’s (creditors’) claims approved by the arbitration court shall be in excess of 500 (five hundred) minimum wages or the equivalent thereof in US dollars at the exchange rate of the Bank of Russia, or the arbitration hearings to review the validity of debtor’s objections were not held within one month before the timeline to try the bankruptcy case is set;

g)

a claim or claims have been filed against the Borrower seeking payment of a cash amount or recovery of assets the amount of which exceeds in aggregate US$ 8,000,000 (eight million) or the equivalent thereof in the currency of the Russian Federation at the rate of the Bank of Russia as of the date such claims were filed (provided, that the amount of at least one of such claims exceeds US$ 4,000,000 (four million) or the equivalent thereof in the currency of the Russian Federation at the rate of the Bank of Russia as of the date such claim was filed) and such claim(s) was (were) satisfied by the court of the first instance;

h)

a decision is made on reorganization, liquidation or decrease of the Borrower’s charter capital without prior written consent of the Creditor, except for any merger (or takeover) of the Borrower and the Guarantor, or any reduction of the charter capital due to redemption of the Borrower’s preferred shares at their nominal value for the total amount not in excess of 26,460 rubles;

i)

the Borrower is declared insolvent (bankrupt) in accordance with the applicable laws;

j)

the Borrower fails to perform its obligations to renew property insurance policies as set out in clause 6.2.7 hereof;

k)

the Borrower fails to perform its property insurance obligations set out in clause 6.2.8 hereof;

l)

the Borrower fails to perform the obligations set out in clauses 6.2.14 and 6.2.15 hereof;

m)

the Borrower fails to perform the obligations set out in clause 6.2.10 hereof;

n)

the Borrower fails to perform the obligations set out in clause 6.2.11 hereof;

o)

the Borrower fails to perform the obligations set out in clause 6.2.12 hereof;

p)

the Borrower fails to perform the obligations set out in clause 6.2.13 hereof, unless such failure is remedied within 15 (fifteen) calendar days from the date of receipt of the Creditor’s written request to that effect;

q)

the Borrower fails to perform or improperly performs its obligations set out in clause 2.15 hereof.

The above violations and changes in circumstances shall be deemed material by the Creditor.

The Creditor shall notify the Borrower of its claims in accordance with clause 8.3. hereof.

5.1.7

Refuse to extend the loan if there are circumstances evidencing that the loan will not be repaid by the Borrower within the timeline set out herein.

5.1.8

Conduct audits and check the accuracy of the information provided by the Borrower regarding its business and financial activity in a manner convenient for the Creditor, and request other data pertaining to the use of the loan.

5.1.9

If requested by the Borrower at least 15 (fifteen) calendar days prior to the maturity of the loan, the Creditor shall have the right to extend the loan maturity date.

5.1.10

Partially release from pledge the assets specified in clause 6.2.4 hereof following the partial repayment by the Borrower of the principal of the loan hereunder, provided that the terms and procedure of such release shall be separately negotiated by the Parties.

5.2

The Borrower shall have the right to:

5.2.1

If the Creditor increases the interest rate in accordance with Clause 5.1.1 hereof, repay the principal amount in full together with the interest accrued on the existing terms within 30 (thirty) calendar days from the date the Creditor gives to the Borrower a written notice of the change in the loan terms.

5.2.2

Prepay in full or in part the loan together with the interest, the commitment fee, the availability fee, and penalties accrued as at the prepayment date, provided that the Creditor is notified in writing at least 5 (five) business days prior to the prepayment date of the loan (a portion of the loan).

5.2.3

If there is a need to extend the term for repayment of the loan, submit a request to the Creditor at least 15 (fifteen) calendar days before the maturity date of the loan.

5.2.4

For the period up to the issuance of the guarantee pursuant to clause 6.2.4.1 hereof, pledge to the Creditor its own ruble promissory notes with the aggregate nominal value of RUR 896,000,000 (eight hundred and ninety-six million) and the pledge value of RUR 448,000,000 (four hundred and forty eight million).

5.2.5

For the period up to the execution of the pledge of equipment pursuant to clause 6.2.4.5 hereof, pledge to the Creditor its own ruble promissory notes with the aggregate nominal value of RUR 2,086,336,000 (two billion eighty-six million three hundred and thirty-six thousand) and the pledge value of RUR 1,043,168,000 (one billion forty-three million one hundred and sixty-eight thousand).

Article 6. Obligations of the Parties

6.1

The Creditor shall have the following obligations:

6.1.1

If the terms set out in Clauses 2.3, 2.4 and 2.7 hereof are met, and unless as of the time of extension of the loan none of the conditions which give rise to the Creditor’s right to terminate this Agreement and accelerate the loan have occurred, the Creditor shall transfer loan amounts to the extent of the non-disbursed amount of the credit facility to the current currency account of the Borrower pursuant to the payment orders of the Borrower.

6.2

The Borrower shall:

6.2.1

Within ten (10) business days as of receipt of the Creditor’s request pursuant to clause 5.1.6 hereof, repay the principal, together with interest accrued thereon, and pay the commitment fee and the availability fee.

6.2.2

Use the loan strictly for the purpose as set out in Article 1 hereof.

6.2.3

Provide the Creditor with payment documents duly executed in accordance with the purpose of the loan.

6.2.4

As security for the timely and full performance of the Borrower’s obligations hereunder, including the obligation to repay the loan and interest, to pay the facility fee, the commitment fee and the availability fee:

6.2.4.1

The Borrower shall ensure that OAO Vimpel-Communications (located at ul. 8 Marta, 10, bldg. 14, Moscow 127083, Russia) (hereinafter, the “Guarantor”), not later than July 1, 2003, provide a guarantee for the Borrower’s obligations under the Agreement in the amount of US$ 50,000,000 (fifty million).

6.2.4.2

Pledge to the Creditor the cellular equipment owned by the Borrower. The pledge value shall be determined on the basis of the contracts submitted by the Borrower as the contract value of the equipment multiplied by the pledge ratio. The pledge ratio shall be 0.7. The pledge value shall be at least the ruble equivalent of US$ 5,086,148.90 (five million eighty-six thousand one hundred and forty-eight point ninety) calculated at the rate of the Central Bank of the Russian Federation as of the date of execution of the pledge agreement.

6.2.4.3

Pledge to the Creditor the cellular equipment, computers and office equipment owned by the Borrower. The pledge value shall be determined on the basis of the contracts submitted by the Borrower as the contract value of the equipment multiplied by the pledge ratio. The pledge ratio shall be 0.65. The pledge value shall be at least the ruble equivalent of US$ 11,326,353.35 (eleven million three hundred and twenty-six thousand three hundred and fifty-three point thirty-five) calculated at the rate of the Central Bank of the Russian Federation as of the date of execution of the pledge agreement.

6.2.4.4

Pledge to the Creditor the cellular equipment, computers and office equipment owned by the Borrower. The pledge value shall be determined on the basis of the contracts submitted by the Borrower as the contract value of the equipment multiplied by the pledge ratio. The pledge ratio shall be 0.5. The pledge value shall be at least the ruble equivalent of US$ 6,193,623.50 (six million one hundred and ninety-three thousand six hundred and twenty-three point fifty) calculated at the rate of the Central Bank of the Russian Federation as of the date of execution of the pledge agreement.

6.2.4.5

Not later than April 1, 2003 pledge to the Creditor the telecommunications equipment owned by the Borrower. The pledge value shall be determined on the basis of the contracts submitted by the Borrower as the contract value of the equipment multiplied by the pledge ratio. The pledge ratio shall be 0.7. The pledge value shall be at least the ruble equivalent of US$ 32,599,000 (thirty-two million five hundred and ninety-nine thousand) calculated at the rate of the Central Bank of the Russian Federation as of the date of execution of the pledge agreement.

6.2.4.6

Pledge (or ensure pledge) to the Creditor its own ruble promissory notes with the nominal value of RUR 1,536,000,000 (one billion five hundred and thirty-six thousand). The pledge value shall be RUR 768,000,000 (seven hundred and sixty-eight million).

6.2.4.7

On Creditor’s request, replace the Pledged Assets provided in accordance with clauses 6.2.4.2-6.2.4.5 hereof with assets of the same value and satisfactory to the Creditor within 10 (ten) calendar days as of receipt by the Borrower of the Creditor’s written request to replace the pledged assets, if:

•

the Pledged Assets are lost other than through the fault of the Creditor;

•

the title to the Pledged Assets terminates as stipulated by law.

6.2.5

Submit to the Creditor full accounting quarterly statements in the form approved by the Ministry of Finance of the Russian Federation, including a balance sheet with appropriate attachments thereto, stamped by the tax inspectorate, and information on all ruble accounts opened by the Borrower as disclosed to the tax inspectorate within 10 (ten) business days from the date established for submission of the accounting statements to the tax inspectorate. If an audit is carried out for the relevant year, the Borrower shall submit to the Creditor an auditor’s opinion on the accuracy of the books and records, within 10 (ten) business days from the date of signing the auditor’s opinion.

6.2.6

In the event of reorganization or liquidation, except for merger (takeover) of the Borrower and Guarantor, or decrease of the charter capital, except for any reduction of the charter capital due to redemption of the Borrower’s preferred shares at their nominal value for the total amount not in excess of 26,460 rubles, notify the Creditor at least 10 (ten) business days prior to any such event, and, at the Creditor’s request, immediately repay the indebtedness under the loan irrespective of its maturity date set out herein, pay the interest due, the commitment fee and other payments hereunder.

6.2.7

Insure the assets pledged pursuant to clauses 6.2.4.2-6.2.4.4 hereof, for the amount of no less than the pledge value, against the risk of loss (destruction), deficiency or damage for all reasons set forth by the insurer’s rules (full package), and timely renew the insurance policies until obligations under the Agreement are met in full. The Pledgor shall obtain prior Creditor’s approval of the insurance company and the terms of the insurance agreement, except in respect of property insurance agreements effective as of the date hereof.

Within twenty (20) calendar days following the execution of the pledge agreement (or, if the insurance company is replaced, within ten (10) calendar days following the date of execution of a new insurance agreement) the Borrower shall be execute an agreement between the pledgor, the Creditor and the insurance company on transfer of the amount of indemnity in respect of the Pledged Assets only to the pledgor’s accounts opened with the Creditor.

Within five (5) business days following the execution of the insurance agreement the Borrower shall provide the Creditor with a copy of the insurance rules certified by the insurance company, and a copy of the relevant insurance agreement and insurance policy (if any) certified by the signature of the senior manager and the seal of the pledgor.

6.2.8

Within twenty (20) business days after the date on which the assets pledged pursuant to clause 6.2.4.5 hereof, insure the same for all reasons set forth by the insurer’s rules (full package), and timely renew the insurance policies until obligations under the Agreement are met in full. The pledgor shall obtain prior Creditor’s approval of the insurance company and the terms of the insurance agreement, except in respect of property insurance agreements effective as of the date hereof.

Within ten (10) calendar days following the execution of the insurance agreement (or, if the insurance company is replaced, within twenty (20) calendar days following the date of execution of a new insurance agreement) the Borrower shall execute an agreement between the pledgor, the Creditor and the insurance company on transfer of the amount of indemnity in respect of the Pledged Assets only to the pledgor’s accounts opened with the Creditor.

Within five (5) business days following the execution of the insurance agreement the Borrower shall provide the Creditor with a copy of the insurance rules certified by the insurance company, and a copy of the relevant insurance agreement and insurance policy (if any) certified by the signature of the senior manager and the seal of the pledgor.

6.2.9

At least once a quarter report to the Creditor on the status of the regional development investment program in form to be agreed upon with the Creditor.

6.2.10

Open import transaction passport under the contracts financed out of the loan granted hereunder with OPERU of the Sberegatelny Bank of Russia.

6.2.11

Effective as of the date and throughout the term hereof, maintain the credit turnover through the Borrower’s settlement accounts with the Creditor, at the level of at least sixty (60) per cent of the aggregate credit turnover of the Borrower through all settlement and current currency accounts with banking institutions (both Russian and foreign) during each calendar quarter, excluding the credit turnover comprised of loans, revenues received from the issuance, equity funds conversion, equity funds transfers, borrowings, investments and repayment of loans. If at the last day of a calendar quarter the indebtedness of the Borrower to the Creditor hereunder is less than the credit facility amount set out in clause 1.1 hereof, the credit turnover may be reduced in direct proportion to the unused portion of the credit facility.

The Borrower shall provide the Creditor with duly certified statements in respect of all settlement and current currency accounts of the Borrower included in the list of Borrower’s accounts filed with the tax inspectorate and provided to the Creditor pursuant to Clause 6.2.5 hereof, for each full calendar quarter no later than twenty (20) business days from the end of such calendar quarter.

6.2.12

From the date of execution hereof by the Parties, any bank borrowings (i.e. loans, guarantees and other borrowings taken for a fee and to be repaid) by the Borrower and its subsidiaries listed in Appendix 1 hereto (hereinafter collectively referred to as the Vimpelcom-R Group) can be made only with the Creditor’s written approval. This clause shall not apply to the loan extended by the Creditor to the Borrower hereunder.

The Vimpelcom-R Group shall be released from the obligation to comply with this clause if:

6.2.12.1

the total amount of all outstanding borrowings on the aggregated basis received after the execution hereof by the Parties and not repaid is less than the equivalent of US$ 50,000,000 (fifty million) during the term hereof;

6.2.12.2

the bank loans were received as a result of the transfer of the debt of the Vimpelcom-R Group to the suppliers of goods (services) under goods (services) supply contracts, after the delivery (rendering) thereof, i.e. vendor loans.

6.2.12.3

the borrowings received prior to the execution hereof by the Parties are extended or refinanced.

6.2.12.4

the principal amount outstanding hereunder is less than US$ 20,000,000 (twenty million) after the expiration of the credit availability period set forth in clause 2.12.

6.2.12.5

Vimpelcom-R Group borrows funds from the European Bank for Reconstruction and Development (EBRD) or a bank syndicate managed by EBRD to finance the costs under the program of regional development of the Vimpelcom-R Group cellular network on the terms agreed upon with the Creditor. The Creditor’s consent to such borrowing shall not be unreasonably withheld.

6.2.13

The Borrower shall under Clause 8.3 hereof notify the Creditor of any new obligations under the borrowings made by the Borrower in accordance with clause 6.2.12 hereof no later than ten (10) business days following the execution of the corresponding financing agreements, and, upon Creditor’s request, shall provide duly certified additional documents to the Creditor to review the compliance of Vimpelcom-R Group with clause 6.2.12.

6.2.14

If any claim (claims) as set out in Clause 5.1.6(g) is filed against the Borrower, notify the Creditor within five (5) business days of any such claim and provide the opportunity to review (subject to confidentiality requirements) all the documents relating to the subject matter of the claim (claims), and, if the Creditor requires the power of attorney, within ten (10) business days upon receipt of the relevant request, issue to the Creditor the power of attorney to be present at the court hearings and review the materials in the course of such litigation, provided that such power of attorney shall not grant the Creditor the right to take any action on behalf of the Borrower (in particular, the right to file counterclaims, admit the claim or enter into settlement agreements).

6.2.15

Not revoke the power of attorney issued pursuant to Clause 6.2.14 hereof.

Article 7. Term of the Agreement

7.1

This Agreement shall become effective upon its execution by the Parties and shall have full force and effect unless and until the Parties fully perform their obligations hereunder.

Article 8. Miscellaneous

8.1

All amendments and modifications hereto, except in cases set out in clauses 5.1.1 and 5.1.2 hereof, shall be effective only if made in writing and signed by duly authorized persons.

8.2

The Party changing its address shall notify the other Party prior to the state registration of the corresponding amendments to the charter documents, and no later than five (5) business days following the actual change of address.

If the banking details of any Party change, such Party shall notify the other Party thereof prior to the effective date for such changes, and no later than five (5) business days following the actual change of banking details.

8.3

Any notice or other communication from a Party to the other Party shall be made in writing. Such notice or communication shall be deemed properly sent if delivered to the addressee by courier or registered mail with confirmation of receipt, of by telecopy, at the address indicated in the Agreement (or any other address indicated by a Party pursuant to Clause 8.2 hereof), and signed by an authorized officer.

8.4

The Creditor shall have the right to assign all or part of its rights and obligations hereunder or under transactions relating to loan security, to any other person without the consent of the Borrower if any portion of Borrower’s indebtedness hereunder is past due for more than ten (10) business days.

8.5

If the Creditor requests that the Borrower effect early repayment of the loan and any other payments due hereunder, the Parties shall, within 60 (Sixty) days as of the date of such request, enter into an agreement on out-of-court foreclosure of the pledged assets specified in clause 6.2.4 hereof (hereinafter, the “Agreement”). The Creditor shall deliver the payment request to the Borrower prior to the date of the Agreement. If the Parties fail to enter into the Agreement within the period set herein, the Creditor may foreclose the pledged assets specified in clause 6.2.4 hereof in the manner provided for in the applicable laws of the Russian Federation.

8.6

All disputes under this Agreement shall be settled in the Arbitration Court of Moscow pursuant to the applicable laws of the Russian Federation.

8.7

This Agreement is made in three counterparts, each has equal legal force, two copies for the Creditor and one for the Borrower.

Article 9. Location and Bank Details of the Parties

Creditor	Borrower
Joint Stock Commercial Sberegatelny Bank of the Russian Federation (an open joint-stock company)	Open Joint Stock Company “Vimpelcom-Region”

19 Vavilova str., Moscow 117997 Tel.: 957 5607, fax: 957 5561	Ul. 8 Marta, 10, bldg. 14, Moscow 127083 Tel.: 725 0714, 725 0747, fax: 755 4616

For currency payments: Bank of New York, New York Acc. No. 8900057610, Acc. No. 30301840400000100014	For currency payments: Acc. No. 40702840100020106152 with Savings Bank of the RF, Moscow, Russia Acc. No. 8900057610 The Bank of New York, New York, USA

For ruble payments: Acc. No. 30301810100000100014 Corr. acc. No. 30101810400000000225 with OPERU of MD CB RF for the city of Moscow	For ruble payments: Acc. No. 40702810800020106152 with Savings Bank of RF, Moscow Corr. acc. No. 30101810400000000225 with OPERU of MD CB RF for the city of Moscow

BIC 044525225, INN 7707083893	BIC 044525225, INN 7718142364

Article 10. Signatures of the Parties

Creditor	Borrower
First Deputy Chairman of the Management Board of Sberbank of Russia	General Director of OJSC “Vimpelcom-Region”

/signature/ A.K. Alyoshkina	/signature/ A.K. Mishchenko
/seal/	/seal/

Appendix No. 1

to Non-Revolving Credit Facility Agreement No. 9152, dated December 17, 2002.

List of Borrower’s subsidiaries (Vimpelcom-R Group) which are covered by certain Clauses of the Agreement referencing this Appendix:

1.

OJSC “Orensot”, located at: 11-a Br. Znamenskikh pr., Orenburg 460021; registered on November 4, 1995, reg. No. SP-1153/157P.

2.

CJSC “Sotovaya Company”, located at: 12 ul. Dobrolyubova, Novosibirsk 630009; registered on July 7, 1994, reg. No. OK 5538.

Creditor	Borrower
First Deputy Chairman of the Management Board of Sberbank of Russia	General Director of OJSC “Vimpelcom-Region”

/signature/ A.K. Alyoshkina	/signature/ A.K. Mishchenko
/seal/	/seal/